

June 11, 2014

Via E-mail
Mr. Trent Woloveck
Chief Operating Officer
American Cannabis Company, Inc.
3457 Ringsby Court, Unit 111
Denver, CO 82016

> **Re:** **Brazil Interactive Media, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 29, 2014**
> **File No. 000-26108**

Dear Mr. Woloveck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Brazil Interactive Media, Inc. has entered into an agreement and plan of merger, dated May 15, 2014, with Hollister & Blacksmith, Inc. d/b/a American Cannabis Consulting, Inc. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.

Information on Consenting Stockholders, page 5

2. Please identify the consenting shareholders of the company representing approximately 77.30% of the issued and outstanding shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Peter J. Gennuso
        Thompson Hine LLP